                                                                   Financing U-1
                                                                   -------------

    As filed with the Securities and Exchange Commission on August 15, 2001

                                                            File No. 1.070-09693

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                        _______________________________

                                AMENDMENT NO. 5
                            (Third Post-Effective)
                                      TO
                       FORM U-1 APPLICATION-DECLARATION
                                     UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                       _________________________________

                              Exelon Corporation
              (and Subsidiaries Listed on Signature Page Hereto)
                           10 South Dearborn Street
                                  37th Floor
                               Chicago, IL 60603
  (Name of company filing this statement and address of principal executive offices)
________________________________________________________________________________

                              Randall E. Mehrberg
                   Senior Vice President and General Counsel
                              Exelon Corporation
                           10 South Dearborn Street
                                  37th Floor
                               Chicago, IL 60603

                    (Name and address of agent for service)
                       _________________________________

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:


                               William J. Harmon
                          Jones, Day, Reavis & Pogue
                                77 West Wacker
                                  Suite 3500
                               Chicago, IL 60601
                                (312) 782-3939
                             wjharmon@jonesday.com
                             ---------------------

                               TABLE OF CONTENTS

                                                                            PAGE

     A.    Summary of Request...............................................  1
     B.    Exelon Financial Condition.......................................  2
     C.    Request to Release Jurisdiction on Financing Authority...........  5
     D.    Request to Release Jurisdiction on EWG/FUCO Aggregate Limitation.  6

           1.   Exelon's existing EWG is providing a positive contribution to earnings..................................................  7
           2.   Risk Analysis and Mitigation................................  7
           3.   Financial Ratios............................................  7
           4.   State Commissions...........................................  9
           5.   Other Information........................................... 10

     E.    Refinancing and/or Assumption of Pollution Control Obligations... 10
     F.    Request to Release Jurisdiction over Short-Term Debt Limit....... 12
     G.    Genco Short-Term Debt Limitation................................. 12
     H.    Clarification Regarding Refinancing.............................. 12
     I.    Exemption from Section 13(b)..................................... 13
     J.    Money Pool....................................................... 13
     K.    Minor Clarifications............................................. 14
     L.    Exhibit.......................................................... 14

     Exelon Corporation, a Pennsylvania Corporation ("Exelon"), filed an Application-Declaration on Form U-1 with the Securities and Exchange Commission (the "Commission") in this file on June 12, 2000, as amended through Amendment No. 4 (Second Post-Effective)(as so amended, the "Original Financing U-1"). The purpose of this Amendment No. 5 (Third Post-Effective) is to provide additional information regarding the financing transactions approved by the Commission by Orders in this matter on November 2, 2000 (Holding Co. Act Release No. 35-27266) and December 8, 2000 (Holding Co. Act Release No. 35-27296) (collectively, the "Prior Order"). Capitalized terms used herein are used with the same meanings as in the Original Financing U-1.

     Exelon filed an Application-Declaration on Form U-1 (File No. 70-09645) on March 16, 2000 (as amended, the "Merger U-1") seeking approvals relating to the acquisition by Exelon of all the common stock of Commonwealth Edison Company ("ComEd"), an electric utility company, and formerly a subsidiary of Unicom Corporation ("Unicom"); of PECO Energy Company ("PECO"), an electric and gas utility company; of Exelon Generation Company, LLC ("Genco"), to which the generating assets of ComEd and PECO were transferred, each of which is an electric utility company; and, indirectly of the public utility subsidiaries of ComEd and PECO. The Merger (as defined in the Merger U-1) was completed October 20, 2000, subsequent to the Commission issuing its order approving the Merger on October 19, 2000 (Holding Co. Act Release No. 35-27256; 70-9645). Exelon filed its notice of intent to register as a holding company under the Act on October 20, 2000.

     Exelon and its Subsidiaries sought approval of the Commission through the Original Financing U-1 for approval of certain financing transactions. In the November 2 Order, the Commission reserved jurisdiction over several requests including the request that Exelon be permitted to have an aggregate investment in EWGs and FUCOs of $5.5 billion. The November 2 Order approved an aggregate investment of up to $2 billion and reserved jurisdiction over the balance of the request. Exelon has previously requested that the Commission release jurisdiction over the request for an additional $2 billion in aggregate investment in EWGs and FUCOs and by Supplemental Order dated December 8, 2000 (the "December 8 Order and together with the November 2 Order, the "Prior Orders") the Commission approved such request so that the aggregate investment in EWGs and FUCOs now authorized is $4 billion. In other respects the November 2 Order remains unchanged.

     A.  Summary of Request

     Exelon hereby requests the following:

                    1. that the Commission release jurisdiction over Exelon's request for financing authority in the amount of an additional $4 billion, thus Exelon's total new financing permitted though the Authorization Period (exclusive of certain refinancings as described herein) would not exceed $8 billion during the Authorization Period (March 31, 2004), which is the full amount originally requested;

                    2. that the Commission release jurisdiction over the matter of Exelon's aggregate investment in EWGs and FUCOs in the amount of an additional $1.5 billion, thus Exelon's aggregate investment would not exceed $5.5 billion during the Authorization Period, which is the full amount originally requested;

                    3. that the Commission clarify the approval of Genco to become obligated for certain pollution control obligations of PECO and ComEd;

                    4. that the Commission release jurisdiction over Exelon's request that it eliminate the requirement that Exelon's short-term indebtedness outstanding during the Authorization Period not exceed $3 billion;

                    5. that the Commission clarify in certain respects the treatment of refinancings under the aggregate financing limitation; and 6. that the Commission clarify certain other aspects of the Prior Order as described below.

     B.  Exelon Financial Condition

     Exelon is a financially sound company with an investment grade rating from the major rating agencies. Exelon's principal utility operating subsidiaries -- ComEd and PECO -- are financially sound and each have investment grade ratings from major national rating agencies.

     The Exelon system's ratings as of May 4, 2001 from Standard & Poor's, Moody's and FitchIBCA are as follows:/1/

      Company and
    type of rating           S&P                 Moody's                  Fitch
-------------------------------------------------------------------------------
Exelon                       --                   --                       --
-------------------------------------------------------------------------------
 .  Corporate                 A-                   N/A                      N/A
-------------------------------------------------------------------------------
 .  Unsecured                 BBB+                 Baa2                     BBB+
-------------------------------------------------------------------------------
 .  Commercial                A-2                  P-2                      F2
   Paper
-------------------------------------------------------------------------------
ComEd                        --                   --                       --
-------------------------------------------------------------------------------
 .  Secured                   A-                   A3                       A-
-------------------------------------------------------------------------------
 .  Unsecured                 BBB+                 Baa1                     BBB+
-------------------------------------------------------------------------------
 .  Preferred Stock           BBB                  baa2                     BBB
   and Trust
   Securities
-------------------------------------------------------------------------------
 .  Commercial                A-2                  P-2                      F2
   Paper
-------------------------------------------------------------------------------
 .  Transitional              AAA                  Aaa                      AAA
   Trust Notes
-------------------------------------------------------------------------------
PECO                         --                   --                       --
-------------------------------------------------------------------------------
 .  Secured                   A                    A2                       A
-------------------------------------------------------------------------------
 .  Unsecured                 BBB+                 A3                       A-
-------------------------------------------------------------------------------
 .  Preferred Stock           BBB                  baa1                     BBB+
   and trust
   Securities
-------------------------------------------------------------------------------
 .  Commercial                A-2                  P-1                      F1
   Paper
-------------------------------------------------------------------------------
 .  Transitional              AAA                  Aaa                      AAA
   Trust Notes
-------------------------------------------------------------------------------
Exelon Generation            --                   --                       --
-------------------------------------------------------------------------------
 .  Unsecured                 A-                   Baa1                     BBB+
-------------------------------------------------------------------------------

     Exelon has a sound capital structure. At March 31, 2001, Exelon's consolidated common equity as a percentage of Consolidated Capitalization (common equity, preferred stock and long-term and short-term debt, including current maturities of long-term debt) was 31.6%. Details regarding Exelon's capitalization are shown in the following table:

----------------
/1/ S&P (corporate rating); Moody's (issuer rating); Fitch (senior unsecured implied rating).

                    CONDENSED CONSOLIDATED CAPITAL STRUCTURE
                                 (in Millions)
                              As of March 31, 2001

                                                                                       Capital Structure
                                                                    Amount                 Percentage

Common Equity (includes Retained Earnings of $570)                 $ 7,357                    31.60%

Preferred and Preference Stock                                          --                       --

Company Obligated Mandatorily Redeemable Preferred
 Securities                                                            630                     2.71%

Long-Term Debt
 Securitization Bonds                                                7,237                    31.09%
 Other                                                               5,653                    24.28%
 Current Maturities of LTD                                              74                     3.32%
Total Long-Term Debt                                                13,664                    58.69%

Short-Term Debt                                                      1,630                     7.00%

Total Capital Structure                                            $23,281                    100.0%
                                                                   =======                    =====

Likewise, ComEd and PECO have strong capital structures.

                              As of March 31, 2000
                                  in Millions)

                                                  ComEd              ComEd              PECO               PECO
                                                 Amounts          Percentages          Amounts          Percentages
Common Equity (includes Retained
 Earnings of $216 and $272 for ComEd
 and PECO, respectively)                         $ 4,952             39.82%            $  150              2.14%

Preferred and Preference Stock                         7               .06%               137              1.95%

Company Obligated Mandatorily
 Redeemable Preferred Securities                     328              2.64%               165              2.35%

Long-Term Debt
 Securitization Bonds                              2,536             20.39%             4,701             67.04%
 Other                                             4,267             34.31%             1,110             15.83%
 Current Maturities of   LTD                         346              2.78%               415              5.92%
Total Long-Term Debt                               7,149             57.49%             6,226             88.79%

Short-Term Debt                                       --                --                334              4.76%

Total Capital Structure                          $12,436             100.0%            $7,012             100.0%
                                                 =======             =====             ======             =====

     Effective January 1, 2001, Exelon contributed to PECO a $2.0 billion receivable, payable by Exelon, for the purpose of funding future tax payments resulting from collection of competitive transition charges. This receivable is reflected as a reduction of shareholders' equity in PECO's balance sheets. This non-interest bearing receivable is expected to be settled over the years 2001 through 2010 in conjunction with the payment of the taxes resulting from the collection of competitive transition charges./2/ Excluding the effect of this reduction and excluding securitization debt from capitalization, the equity component of PECO capitalization at March 31, 2001 would be 50%. Excluding the effect of this reduction and including securitization debt in capitalization, the equity component of PECO capitalization at March 31, 2001 would be 24%.

     Exelon renews its commitment, made in the Original Financing U-1, that it will achieve common equity (as reflected on the balance sheets contained in its most recent 10-K or 10-Q filed with the Commission pursuant to the 1934 Act) as a percentage of Consolidated Capitalization of at least 30% by December 31, 2002 and, at all times thereafter during the Authorization Period, its common equity so calculated will be at least 30% of its Consolidated Capitalization and it will maintain at least an investment grade corporate or senior debt rating by at least one nationally recognized rating agency.

     Further, ComEd renews its commitment, made in the Original Financing U-1, that it will maintain common equity of at least 30% of its capitalization (calculated in the same manner as described above) and at least an investment grade senior debt rating by at least one nationally recognized rating agency./3/

     PECO requests that the Commission approve a revised commitment that it will continue to improve its equity ratio as securitization bonds are paid down and as the January 1, 2001 receivable referred to above is settled.

     C.  Request to Release Jurisdiction on Financing Authority

     Exelon requests that the Commission release jurisdiction over the remaining $4 billion of total financing authority. Thus, Exelon's total financing authority through the Authorization Period would be $8 billion (in addition to refinancing as described below). Exelon contends that the additional financing authority sought herein will not adversely affect its financial condition. See Amended Exhibit K-1, filed herewith.

     The level of financing requested by Exelon is commensurate with the levels approved by the Commission in recent cases. The following table gives several examples of recent decisions

_______________________

     /2/ For additional information see the Exelon Form 10-Q for the quarter ended March 31, 2001 including Note 12 of Combined Notes To Condensed Consolidated Financial Statements.

     /3/ As noted in the Original Financing U-1, the consequence of failing to maintain an investment grade rating or common equity of at least 30% of Consolidated Capitalization when required is that Exelon and its Subsidiaries (or if such failure were only by ComEd, such company) would not be authorized to issue securities in a transaction subject to Commission approval except for securities which would result in an increase in such common equity percentage or restoration of such rating. Exelon represents that it also will be in compliance with its Modified Rule 53 Test as described in the Original Financing U-1 and all other commitments made therein.

and shows that the request of Exelon represents a comparable or smaller percentage of growth in capitalization than several of the other cases.


  Company                    Approved Additional       Pro Forma Common      Pro Forma Total Existing    % Increase to Total
                                  Financing             Equity as % of            Capitalization            Capitalization
                                 ($ Billions)              Existing                ($Billions)          Represented by Request
                                                        Capitalization
------------------------------------------------------------------------------------------------------------------------------------
Progress                           $ 5.0                    36.2%                      $14.0                    35.7%
Energy/4/
------------------------------------------------------------------------------------------------------------------------------------
Scottish                           $ 7.5                    58.3%                      $18.7                    40.1%
Power/5/
------------------------------------------------------------------------------------------------------------------------------------
PowerGen/6/                        $ 6.0                    29.2%                      $12.6                    47.6%
------------------------------------------------------------------------------------------------------------------------------------
NiSource/7/                        $14.0                    28.5%                      $12.0                   116.7%
------------------------------------------------------------------------------------------------------------------------------------
Exelon                             $ 8.0                    31.6%                      $23.3                    34.3%
------------------------------------------------------------------------------------------------------------------------------------


     D.  Request to Release Jurisdiction on EWG/FUCO Aggregate Limitation

     Exelon requests that the Commission release jurisdiction over the remaining $1.5 billion of aggregate investment in EWGs and FUCOs. In support of this request, Exelon presents the following.

     At March 31, 2001, the consolidated amount of Exelon's aggregate investment in EWGs and FUCOs as that term is defined in Rule 53 was $770 million. At March 31, 2001, the consolidated retained earnings of Exelon was $570 million./8/ This amount is insufficient to meet Exelon's business plans or its current investment. Accordingly, Exelon renews its request that it be allowed to invest up to $5.5 billion in EWGs and FUCOs ($1.5 billion over the $4 billion investment currently authorized). Exelon will continue to satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, which requires that the aggregate at risk investment of the

-----------------------
     /4/Progress Energy Corp., Holding Co. Act Release No. 35-27297 (Dec. 12,
2000). Pro forma total existing capitalization taken from S-4 Registration Statement (File No. 333-40836) filed July 5, 2000.

     /5/Scottish Power plc, Holding Co. Act Release No. 35-27290 (Dec. 6, 2000).

     /6/PowerGen plc, Holding Co. Act Release No. 35-27291(Dec. 6, 2000). Total existing capitalization taken from U-5-B filed March 9, 2001 derived by adding amounts in U.S. dollars and U.S. GAAP as follows: shareholder's funds, $3.746 billion; short-term debt, $3.440 billion; long-term debt, $5.420 billion.

     /7/NiSource, Inc., Holding Co. Act Release No. 35-27265 (Nov. 1, 2000). The requested $14 billion included $10 billion of indebtedness. This requested amount is in addition to the $6 billion of additional financing for the Columbia Gas companies previously approved by the Commission. See Columbia Energy Group, Holding Co. Act Release No. 35-27035 (June 8, 1999). NiSource received approval to keep its common equity ratio no lower than 28.5% for two years and thereafter at not less than 30%. Pro forma total existing capitalization taken from S-4 Registration Statement (File No. 333-33896) filed April 24, 2000.

     /8/The retained earnings is at December 31, 2000 and does not average the four most recent quarters. Because of the accounting adjustments resulting from the merger and other factors, a four quarter average would not be meaningful.

registered holding company in EWGs and FUCOs not exceed 50% of the holding company system's consolidated retained earnings./9/

          1. Exelon's existing EWG is providing a positive contribution to earnings.

     The investment in EWGs has a history of positive impact on operating results. The equity in the earnings of AmerGen and Sithe as of the year ended December 31, 2000 was $4 million and the equity in earnings of AmerGen and Sithe as of the quarter ended March 31, 2001 was $26 million.

          2.  Risk Analysis and Mitigation

     Exelon has a comprehensive risk analysis and mitigation process in place. This process was described in detail in Amendment No. 4 to this Application-Declaration filed December 4, 2000. Exelon is aware of proposed Rule 55 which would codify the Commission's practice of requiring holding companies to institute a risk management process./10/ Exelon will comply with the requirements of Rule 55 if it is adopted.

          3.  Financial Ratios

              Growth in Retained Earnings. Exelon's pro forma retained earnings at June 30, 2000 were $89 million. Actual retained earnings at December 31, 2000 were $332 million, a 273% increase and at March 31, 2001 were $570 million, a 72% increase over December. Exelon's net income increased $141 million, or 23%, in 2000 over 1999 before giving effect to extraordinary items, the cumulative effect of a change in accounting principle and non-recurring items.

              Financial Ratios. Exelon's proposed $5.5 billion aggregate investment in EWGs would represent a conservative and reasonable commitment of Exelon capital for a company the size of Exelon, based on various financial ratios at March 31, 2001. For example, investments of this amount would be equal to only approximately:

-------------------------
     /9/The other requirements of Rule 53(a) provide (1) that the holding company keep certain books and records relating to EWGs and FUCOs in accordance with generally accepted accounting principles, (2) limitations on the number of employees of a domestic public utility company in the holding company system who may provide services for the EWGs and FUCOs and (3) for the holding company to make certain filings. Exelon undertakes to comply with the forgoing requirements. However, as noted in the Merger U-1, Genco, a "domestic public utility" will seek authority to provide certain services to EWGs and FUCOs. In the Original Financing U-1, Exelon indicated that its pro forma retained earnings at June 30, 2000 was $89 million. Adding to this figure the $667 million of retained earnings of ComEd that were eliminated in the merger because of push down accounting, the proposed $4 billion of aggregate investment approved in the Prior Order was 529% of this hypothetical retained earnings of $756 million. An aggregate investment of $4 billion would be 4,494% of the GAAP pro forma retained earnings of $89 million. An aggregate investment of $5.5 billion is 1,656% of Exelon's actual retained earnings at December 31, 2000 of $332 million. If the hypothetical ComEd retained earnings were added, an aggregate investment of $5.5 billion would be 550% of such retained earnings of $1 billion.

     /10/Holding Co. Act Release No. 35-27342 (Feb. 7, 2001).

     23.6% of Exelon's total consolidated capitalization ($23.3 billion),/11/

     42.3% of consolidated net utility plant ($13 billion),

     15.9% of total consolidated assets ($34.6 billion), and

     26.2% of the pro forma market value of Exelon's outstanding common stock ($21 billion)/12/

     The table below illustrates that Exelon's exposure to EWG/FUCO investments will be comparable to the companies who received approval to exceed the safe harbor investment amount./13/ In several categories, the percentage applicable to Exelon is well below the highest percentage found reasonable by the Commission in prior cases./14/




------------------------
     /11/This calculation of capitalization includes securitization debt.

     /12/The market value of Exelon common stock is calculated using based on its stock price of $65.60 at March 31, 2001.

     /13/Data for other companies taken from public filings except that market value for National Grid estimated based on $38.125 per share at October 7, 1999 as reported from New York Stock Exchange data.

     /14/See The Southern Company ("Southern"), Holding Co. Act Release No. 35-26501 (April 1, 1996); Central and South West Corporation ("CSW"), Holding Co. Act Release No. 35-26653 (Jan. 24, 1997); GPU, Inc. ("GPU"), Holding Co. Act Release No. 35-26779 (Nov. 17, 1997); Cinergy, Inc. ("Cinergy"), Holding Co. Act Release No. 35-26848 (March 23, 1998); American Electric Power Company, Inc. ("AEP"), Holding Co. Act Release No. 35-26864 (April 27, 1998); and New Century Energies, Inc. ("New Century"), Holding Co. Act Release No. 35-26982 (February 26, 1999); Cinergy Corp., Holding Co. Act Release No. 27190 (June 23, 2000) (aggregate limit in EWGs and FUCOs of $1.58 billion consisting of its current investment of $580 million plus $1 billion additional); KeySpan Corporation, Holding Co. Act Release No. 35-27272 (Nov. 8, 2000).

               Investments in EWGs and FUCOs as a percentage of:
               -------------------------------------------------

 Company                             Consolidated          Consolidated Net       Consolidated Total       Market Value of
                                    Capitalization           Utility Plant              Assets               Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Southern                                 16.3                    15.4                    11.0                    20.4
------------------------------------------------------------------------------------------------------------------------------------
CSW                                      23.0                    23.0                    14.0                    31.0
------------------------------------------------------------------------------------------------------------------------------------
GPU                                      24.9                    34.2                    19.4                    49.8
------------------------------------------------------------------------------------------------------------------------------------
Cinergy                                  16.0                    16.0                    11.0                    19.0
------------------------------------------------------------------------------------------------------------------------------------
AEP                                      16.0                    13.8                     9.8                    18.5
------------------------------------------------------------------------------------------------------------------------------------
Entergy Corp.                            18.6                    17.4                    11.7                    43.8
------------------------------------------------------------------------------------------------------------------------------------
New Century                              13.7                    11.8                     9.1                    12.5
------------------------------------------------------------------------------------------------------------------------------------
National Grid                            46.6                     N/A                    33.0                     7.8
------------------------------------------------------------------------------------------------------------------------------------
Cinergy 2000                             24.3                    24.6                    16.5                    47.9
------------------------------------------------------------------------------------------------------------------------------------
Exelon 2000/15/                          18.9                    23.3                    11.1                    28.2
------------------------------------------------------------------------------------------------------------------------------------
KeySpan                                  16.6                    20.9                    11.5                    29.2
------------------------------------------------------------------------------------------------------------------------------------
Average                                  21.4                    20.0                    14.4                    28.0
-------                                  ----                    ----                    ----                    ----
------------------------------------------------------------------------------------------------------------------------------------
Exelon                                   23.6                    42.3                    15.9                    26.2
Aggregate
Investment ($5.5
billion)
------------------------------------------------------------------------------------------------------------------------------------

     Share Price to Earnings Ratio. The financial strength of Exelon is reflected in the current Price/Earnings ratio which exceeds the industry average. Exelon's P/E ratio as of March 31, 2001 was 14.4, compared to the average for utilities in the Standard & Poor's Electric Utility Index of 14.0.

     Market to Book Ratio. Exelon's market to book ratio is currently 2.86 based on a book value of $22.90 per share as of March 31, 2001 and a market price of $65.60 per share. This ratio is above the industry average, which was 1.79 as of March 31, 2001 according to Factset Research Systems estimates.

     Dividend Payout Ratio. Exelon's payout ratio for 2000 is 48%. Based on the anticipated dividend and estimates for 2001 earnings Exelon's payout ratio will be approximately 30% to 40%. This range is well below the industry average of 66.02% reflecting Exelon's response to increasing competition and other challenges facing the industry./16/ A payout ratio at this level will enable Exelon to build its equity cushion to support future growth.

          4.  State Commissions

     The Pennsylvania Commission and the Illinois Commission each sent letters to the Commission indicating that Exelon's proposed aggregate investment of up to $5.5 billion in
_____________________________
     /15/Exelon's approval in the Prior Order based on its pro forma consolidated figures at June 30, 2000.

     /16/Dividend Fundamentals by Sector, Elect. Util (Central), Leonard N. Stern School of Business, New York University, January 2001, available at http://www.stern.nyu.edu/~adamodar/New_Home_Page/datafile/divfund.htm.

EWGs and FUCOs would not adversely affect the respective commission's ability to continue to assure adequate protection of utility customers and ratepayers.

          5.  Other Information

     Other than the updated financial information presented above, all of the assertions and commitments made by Exelon in the Original Financing U-1 remain true and in full force and effect.

     E.  Refinancing and/or Assumption of Pollution Control Obligations

     In the Original Financing U-1 and the Prior Order, Exelon proposed, and the Commission approved, the assumption by Genco of up to $369 million of pollution control obligations incurred by PECO in connection with generation facilities that would be transferred to Genco. The generation assets were transferred to Genco effective January 1, 2001./17/ Effective January 1, 2001, $195 million of pollution control bonds were assumed by Genco from PECO. In 2001, Genco expects to assume an additional $121 million./18/ Exelon now wishes to obtain approval for Genco to assume all outstanding pollution control obligations of PECO and ComEd. At December 31, 2000, PECO had a total of $674 million of outstanding pollution control obligations and ComEd had $438.6 million, for a total of $1,112,635,000. The outstanding obligations, which were all outstanding prior to the merger whereby Exelon became subject to the Act, are as follows:


Fixed Rate                                   PECO Energy Company
Bonds                                  ---------------------------------
------------------------------------------------------------------------------------------------------------------------------------
         Amount                                                                                       First
      Outstanding                                                                 Maturity             Call
      ($millions)             Coupon                Issuer                          Date               Date
------------------------------------------------------------------------------------------------------------------------------------
         39.235                7.375      Delaware Co Industrial Dev Auth           4/1/21            4/1/01
         13.150                7.600      Montgomery Co Indust Dev Auth             4/1/21            4/1/01
         68.795                6.700      Montgomery Co Indust Dev Auth            12/1/21           12/1/01
         29.530                6.625      Montgomery Co Indust Dev Auth             6/1/22            6/1/02
        -------
        150.710
------------------------------------------------------------------------------------------------------------------------------------

-----------------------
     /17/As of the date of this filing, the Restructurings, as defined in the Original Financing U-1, are not complete although the principal component of the Restructurings -- transfer of generating assets to Genco -- was accomplished effective January 1, 2001. The Restructurings will not be completed until, among other things, all of the power marketing contracts of ComEd and PECO are also transferred to Genco.

     /18/Genco has or will "assume" these obligations in various ways. In certain cases, the terms of outstanding bonds could be amended in connection with the rate setting and/or tender mechanism to allow Genco to become the primary or sole obligor. In other cases, Genco will issue new "refunding" bonds and transfer the proceeds to or for the benefit of PECO to be used to retire the existing bonds. In some cases, the final maturity of a given series of bonds may be extended. The interest rates and other provisions applicable to any new bonds or remarketed may vary based on market conditions at the time of issue.

Variable and Adjustable Rate Bonds
-------------------------------------------------------------------------------------------------------
         Amount
      Outstanding                                                                Maturity       Current
      ($millions)        Coupon                    Issuer                          Date           Mode
         50.000         Variable       Delaware Co Industrial Dev Auth            12/1/12          CP
         50.000         Variable       Delaware Co Industrial Dev Auth            12/1/12          CP
         50.000         Variable       Delaware Co Industrial Dev Auth            12/1/12          CP
          4.200         Variable       Salem Co Industrial PC Fin Auth            12/1/12          CP
         24.125         Variable       Delaware Co Industrial Dev Auth             8/1/16        Daily
         18.440         Variable         York Co Industrial Dev Auth               8/1/16        Daily
         82.560         Variable        Montgomery Co Indus Dev Auth               6/1/29          CP
         13.340         Variable        Montgomery Co Indus Dev Auth               6/1/29          CP
         34.000         Variable        Montgomery Co Indust Dev Auth              3/1/34          CP
         17.240         Variable         Indiana Co Indust Dev Auth                6/1/27        Weekly
         50.765           5.200         Delaware Co Industrial Dev Auth             4/1/21         NC-5
         13.880           5.300         Montgomery Co Indust Dev Auth             10/1/34         NC-5
         91.775           5.200         Montgomery Co Indust Dev Auth             10/1/30         NC-5
         23.000           5.200         Salem Co Industrial PC Fin Auth             3/1/25        NC-10
        -------
        523.325
-------------------------------------------------------------------------------------------------------------

Fixed Rate                                  Commonwealth  Edison
Bonds
------------------------------------------------------------------------------------------------------------
        Amount                                                                                    First
     Outstanding                                                             Maturity              Call
     ($millions)         Coupon                    Issuer                      Date                Date
       100.000           7.2500         Illinois Development Fin Auth         6/1/11              6/1/01
        66.000           5.8500         Illinois Development Fin Auth        1/15/14             No Call
        91.000           6.7500         Illinois Development Fin Auth         3/1/15              3/1/05
        89.400           4.4000         Illinois Development Fin Auth        12/1/06             No Call
       -------
       346.400
-------------------------------------------------------------------------------------------------------------

Variable Rate Bonds
------------------------------------------------------------------------------------------------------------
        Amount
     Outstanding                                                             Maturity          Current
      ($millions)        Coupon                     Issuer                     Date              Mode
        50.000          Variable         Illinois Development Fin Auth        3/1/09            Weekly
        42.200          Variable         Illinois Development Fin Auth       10/15/14           Weekly
       -------
        92.200
-------------------------------------------------------------------------------------------------------------

     Genco currently contemplates that only $346 million of the PECO obligations and none of the ComEd obligations will be transferred to or assumed by Genco.
To maintain flexibility however, Exelon, PECO, ComEd and Genco seek authority for Genco to assume any or all of the obligations listed above. In any case where Genco assumes these obligations PECO or ComEd, as the case may be, will be released from liability.

Whether or not the utility is released, any such transfer to or assumption by Genco will have no impact on Exelon's consolidated capitalization. Any such assumption and release will, however, have the effect of decreasing the portion of long-term debt in the capital structure of the transferring utility and will commensurately improve that utility's common equity ratio.


     F.  Request to Release Jurisdiction over Short-Term Debt Limit

     In the Prior Order, the Commission imposed a requirement that Exelon limit the amount of short-term indebtedness issued under the authority of the Prior Order to $3 billion. Exelon recognizes that high levels of short-term debt can produce risks to the company in the event of a rapid increase in interest rates or when other conditions make refinancing of such short-term debt at maturity expensive or otherwise difficult. However, to allow Exelon financial flexibility to fund its capital needs, including potential acquisitions of major assets including EWGs or FUCOs, Exelon requests that the short-term limitation be eliminated. Exelon believes that the most cost effective and efficient manner to finance a significant investment is through an initial issuance of short-term indebtedness with a term sufficient to allow for permanent financing on the most attractive terms. Banks and other lenders are often more willing to provide favorable terms for such interim financing if it has a final term of less than one year. Consequently, the most likely means of financing such significant activity by Exelon would be through an initial short-term borrowing. Exelon will closely monitor its capital structure and would not undertake short-term financing of a significant amount unless it was confident that it had a viable strategy for permanent financing which could, in appropriate cases, include new equity as well as long-term debt to retire the short-term, interim acquisition financing.

     The Commission has approved general omnibus financing authority, such as that sought herein, without imposing a sub-limit on short-term debt./19/

     G.  Genco Short-Term Debt Limitation

     ComEd, PECO and Genco have authority under the Prior Order to incur short-term indebtedness in the aggregate of up to $2.7 billion at any time outstanding. Because the general financing authority for Genco is also aggregated with Exelon under its current $4 billion limitation, and Exelon has the $3 billion limitation on short-term indebtedness referred to in Item 1.G. above, it is unclear that Genco's short-term borrowings should count against only the $2.7 billion limitation applicable to ComEd, PECO and Genco and should not count against the aggregate Exelon limitation ($4 billion currently and $8 billion total as requested hereby). Exelon believes this was the intent of the Original Financing U-1 and the Prior Order. However, Exelon requests that the Commission clarify that any short-term borrowing by Genco shall only count against the aggregate ComEd/PECO/Genco limitation of $2.7 billion.

     H.  Clarification Regarding Refinancing

     In the Prior Order, the Commission approved the outstanding securities of Exelon and subsidiaries. Exelon intended that the authority for new financing in the Prior Order would

-------------------------
     /19/See, e.g., KeySpan Corp., Holding Co. Act Release No. 35-27272 (Nov. 8,
2000); Scottish Power plc, Holding Co. Act Release No. 35-27290 (Dec. 6. 2000).

extend to financings that resulted in an increase in the capitalization of Exelon, ComEd, PECO or Genco, as the case may be. Thus, refinancings (including the refinancings involving the transfer to or assumption by Genco of pollution control obligations of PECO or ComEd described in Paragraph E above) that merely replace securities existing on the date Exelon became subject to the Act, or replace securities issued under the authority sought herein, in order to achieve lower interest rates, differing terms and conditions, extension of the maturity or other proper business purposes or to replace debt with equity or vice versa), do not reduce the amount available for "new" financing (except to the extent such refinancing offering exceeds the principal amount of the security refunded or replaced). Exelon requests that the Commission clarify this understanding. Considering financing limitations to apply only to "new" issuances and not refinancing is consistent with Commission precedent./20/

     I.  Exemption from Section 13(b)

     In the November 2 Order, the Commission approved the existing securitization transactions of PECO and any refinancing of those securities to refinance and extend the maturity of the obligations to lower interest costs.
As part of the existing securitization transactions described in the Original Financing U-1, PECO has entered into a servicing agreement with PETT. To help ensure the necessary legal separation for purposes of isolating PETT from PECO for bankruptcy purposes, the rating agencies desire any servicing arrangement to be at a market price so that a successor entity could assume the duties in the event of the bankruptcy of PECO without interruption or an increase in fees. Accordingly, the servicing agreement has provided for such pricing and will continue to do so. To the extent not already approved in the November 2 Order, Exelon seek approval under Section 13 of the Act and Rules 87, 90 and 91 as are necessary from the Commission to continue this practice. The Commission has approved substantially identical arrangements in other matters./21/

     J.  Money Pool

     Exelon requests that it be authorized to lend into the Non-Utility Money Pool with the participation of the following additional non-utility subsidiaries:

     Exelon Enterprises Company, LLC; Exelon Infrastructure Services, Inc.; Energy Trading Company; Unicom Healthcare Management, Inc.; Exelon Thermal Technologies, Inc.; Exelon Communications Company, LLC; Exelon Ventures Corporation; Exelon Services, Inc.; Exelon Capital Partners, Inc.; Exelon Energy Inc.; Exelon Energy Ohio, Inc.; Adwin Equipment Company; Unicom Power Holdings, Inc. and Unicom Power Marketing, Inc.

     In addition, because in most cases all non-utility subsidiaries may borrow from Exelon, and Exelon may purchase the securities of non-utility subsidiaries without Commission approval under Rules 52(b) and (d), Exelon requests confirmation that any other non-utility subsidiary may participate in the Non-Utility Money Pool without further Commission authorization.

__________________________
     /20/ See, e.g., Scottish Power plc, Holding Co. Act Release No. 35-27290 (Dec.6, 2000); Cinergy Corp., Holding Co. Act Release No. 35-27190
(June 23, 2000);Central & South West Corp., Holding Co. Act Release
No. 35-26811 (Dec. 30, 1997)

     /21/ West Penn Power Co., Holding Co. Act Release No. 27091 (Oct. 19,1999).

     Exelon indicated that the interest rate for borrowings under the Money Pools from "internal funds" would be tied to the market rate for high grade 30 day commercial paper. Exelon requests that the rate instead be the greater of the rate for such high grade 30 day commercial paper or the rate then available to the lending company from an eligible investment in readily marketable money market funds. The purpose of this change is to ensure that the lending company does not forego any investment return which it could have obtained by investing in such money market funds instead of the Money Pool.

     K.  Minor Clarifications

     In Amendment No. 2 to the Original Financing U-1, Exelon indicated that a $128 million obligation of PECO in favor of the holders of preferred securities issued by PECO Energy Capital LP would "count against" the limitations on additional guarantees included in the Prior Order. This guarantee obligation of PECO relates to a financing subsidiary transaction and to include this guarantee under the limitations would be a "double count" which is inconsistent with how similar transactions will be treated under the Prior Order. Further, PECO had a guaranty of $100 million in favor of AmerGen LLC, which is an EWG which guaranty is now given by Genco as a result of the Restructurings which resulted in AmerGen being a subsidiary of Genco rather than PECO. This guaranty is also listed as "counting against" the new guaranty limits.

     Except for the two instances noted in the prior paragraph, all other guaranties existing at the time of the Merger were allowed under the Prior Order to remain in place without counting against the new guaranty limits. Accordingly, Exelon and PECO request confirmation that the $128 million guaranty by PECO of PECO Energy Capital LP and the $100 million guaranty by Genco of AmerGen will not count against the guaranty limits.

     L.  Exhibit

     Amended Exhibit K-1 is filed on paper under Form SE.

                                   SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this amendment to Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    August 15, 2001

Exelon Corporation                             Exelon Business Services Company
                                               Exelon Ventures Company
By /s/ Ruth M. Gillis                          Exelon Enterprises Company, LLC
   ------------------                          Exelon Generation Company, LLC
Senior Vice President and                      Exelon Energy Delivery Company
Chief Financial Officer

                                               By Exelon Corporation

                                               By /s/ Ruth M. Gillis
                                                  ------------------

                                               Senior Vice President and
                                               Chief Financial Officer

Commonwealth Edison Company                    Peco Energy Company

By /s/ Robert E. Berdelle                      By /s/ Thomas P. Hill
   ----------------------                         ------------------
Vice President and                             Vice President and
Chief Financial Officer                        Chief Financial Officer